


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESIDIO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 N. MAIN, #203
(No. and Street)

BIWABIK	MINNESOTA	55708
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICK KOYIOL (218) 865-6305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARVOZ & FORTINO, PLLC
(Name – *if individual, state last, first, middle name*)

4556 E. CAMP LOWELL DRIVE	TUCSON	AZ	85712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICK KOYIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESIDIO SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Ann M. Steblay

Notary Public


ANN M. STEBLAY
Notary Public–Minnesota
My Comm. Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

PRESIDIO SECURITIES, INC.

Form X-17A-5

December 31, 2006

CHARVOZ & FORTINO PLLC

CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Presidio Securities, Inc.
Gilbert, Minnesota

We have audited the accompanying statements of financial condition of Presidio Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Charvoz + Fortino, PLLC

Tucson, Arizona
February 9, 2007

SUBSCRIBING FIRM OF GRANT THORNTON INTERNATIONAL • MEMBERS OF THE AMERICAN INSTITUTE AND ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

4556 E. CAMP LOWELL TUCSON, ARIZONA 85712 PHONE 520.882.4402 FAX 520.882.8522 WWW.CHARVOZFORTINO.COM

PRESIDIO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2006	December 31, 2005
Current Assets:		
Cash and cash equivalents	183,443	$204,948
Deposit - NASD account	645	345
Total Current Assets	184,088	205,293
Property and Equipment, net of accumulated depreciation of $4,297 for 2005		
Total Assets	$184,088	$205,293

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts payable and accrued expenses	$	$
Total Current Liabilities		
STOCKHOLDER'S EQUITY		
Common Stock: no par value, 1,000,000 shares authorized, 200 shares issued and outstanding	2,000	$2,000
Additional paid-in capital	23,000	23,000
Retained earnings	159,088	180,293
Total Stockholder's Equity	184,088	205,293
Total Liabilities and Stockholder's Equity	$184,088	$205,293

See accompanying notes to financial statements

PRESIDIO SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For The Years Ended December 31, 2006	2005
REVENUES:		
Commissions		$56,287
Interest	$7,801	3,378
Total Revenues	7,801	59,665
EXPENSES:		
Payroll and payroll taxes	7,302	6,140
Clearing costs	4,200	9,968
Professional fees	3,716	25,322
General and administrative	13,788	25,752
Total Expenses	29,006	67,182
Net Loss	($21,205)	($7,517)

See accompanying notes to financial statements

PRESIDIO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net Loss	($21,205)	($7,517)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase (decrease) in cash resulting from changes in:		
Deposit - NASD account	(300)	520
Total Adjustments	(300)	520
Net Cash Used For Operating Activities	(21,505)	(6,997)
Cash flows from financing activities:		
Distributions to Shareholders		(15,000)
Net Cash Used For Financing Activities	0	(15,000)
Net Decrease in Cash and Cash Equivalents	(21,505)	(21,997)
Cash and Cash Equivalents - Beginning of Year	204,948	226,945
Cash and Cash Equivalents - End of Year	$183,443	$204,948

See accompanying notes to financial statements

PRESIDIO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2004	$2,000	$23,000	$202,810	$227,810
Net Loss for 2005			(7,517)	(7,517)
Distributions for 2005			(15,000)	(15,000)
Balances at December 31, 2005	2,000	23,000	180,293	205,293
Net Loss for 2006			(21,205)	(21,205)
Balances at December 31, 2006	$2,000	$23,000	$159,088	$184,088

See accompanying notes to financial statements

PRESIDIO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Operations
Presidio Securities, Inc. (the Company) was incorporated in the State of Arizona on September 24, 1987, commenced operations in 1988, and is a securities broker and dealer under the Securities Exchange Act of 1934. Bear, Stearns & Co., Inc. (Bear Stearns) acts as the Company's clearing broker to carry and clear, on a fully disclosed basis, the Company's customer accounts. The majority of the Company's commissions are generated from 5-10 clients generally located in San Francisco, Chicago and New York. The Company's offices are located in Biwabik, Minnesota.

Summary of Significant Accounting Policies
The accounting policies followed by the Company and the methods of applying those policies, which materially affect the determination of its financial position, results of operations, or cash flows are summarized below.

Statement of Cash Flows – Cash Equivalents: The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Basis of Presentation: The Company's financial statements are prepared on the accrual basis of accounting and are prepared in accordance with U.S. generally accepted accounting principles.

Property and Equipment: Property and equipment is carried at cost. Depreciation is computed using accelerated methods with estimated lives of five to seven years.

Revenue Recognition: Commission revenues and the related expenses are recorded on the trade date.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (continued)

Use of Estimates in the Preparation of Financial Statement Amounts

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the maintenance of minimum net capital of the greatest of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $183,443 which was $178,443 in excess of its required net capital. Additionally, the Company is subject to certain requirements under its clearing agreement with Bear Stearns (see Note D).

NOTE C – COMMISSION REVENUE

The Company provides securities brokerage services to various financial institutions. The Company purchases investment securities on behalf of financial institutions and simultaneously clears their trades through a national brokerage house. The Company and the brokerage house have a fee-sharing arrangement based upon the nature of the trades cleared. The same brokerage house clears all of the Company's commission revenues. There were no securities or customer accounts held by the Company during December 31, 2006 or 2005 and there were no trades during the year ending December 31, 2006.

NOTE D – COMMITMENTS

The Company, under its clearing agreement with Bear Stearns, is required to maintain either $100,000 in an interest bearing account with Bear Stearns or a $100,000 irrevocable letter of credit for the benefit of Bear Stearns as security for any amounts payable to Bear Stearns under the agreement. The Company maintained a minimum $100,000 brokerage account balance with Bear Stearns for the entire year of 2006.

NOTE E – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure in excess of the FDIC and SIPC insurance coverage limit of $100,000. At December 31, 2006 and 2005 the Company had cash balances in excess of this insurance limit totaling approximately $3,800 and $3,000, respectively.

During 2005, two customers represented approximately 60% of the buying portion of the Company's trades, and 2 customers represented approximately 70% of the selling side of the Company's trades.

PRESIDIO SECURITIES, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL

December 31, 2006

Total Capital at December 31, 2006:	
Stockholder's equity	$ 184,088
Adjustments:	
Less non-allowable assets:	
Deposit – NASD account	(645)
Total Adjustments	(645)
Net capital	183,443
Net capital required	5,000
Net Capital In Excess Of Required Amount	$ 178,443

Note: There are no material differences between the audited computation of net capital and the unaudited computation of net capital in the Company's quarterly Focus Report part IIA filing for December 31, 2006.

See accompanying report of independent auditors.

Independent Auditor's Report on Internal Control

The Board of Directors
Presidio Securities, Inc.
Gilbert, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Presidio Securities, Inc. as of and for the year ended December 31, 2006 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SUBSCRIBING FIRM OF GRANT THORNTON INTERNATIONAL • MEMBERS OF THE AMERICAN INSTITUTE AND ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

4556 E. CAMP LOWELL TUCSON, ARIZONA 85712 PHONE 520.882.4402 FAX 520.882.8522 WWW.CHARVOZFORTINO.COM

Independent Auditor's Report on Internal Control (Continued)

Because of the inherent limitation in internal control or the practices referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraghs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these parties.

Charvoz + Fortino, PLLC

Tucson, Arizona
February 9, 2007

END

SUBSCRIBING FIRM OF GRANT THORNTON INTERNATIONAL • MEMBERS OF THE AMERICAN INSTITUTE AND ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

4556 E. CAMP LOWELL TUCSON, ARIZONA 85712 PHONE 520.882.4402 FAX 520.882.8522 WWW.CHARVOZFORTINO.COM